UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

On September 9, 2016, Textainer Group Holdings Limited added an additional page to the August 2016 Investor Presentation posted to Textainer’s website (www.textainer.com) addressing the recent bankruptcy filing of Hanjin Shipping Co., Ltd. A copy of this additional page is furnished with this report as Exhibit 1.

The information in this report, including the attached exhibit, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability specified in that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

Exhibit 1 – Slide Titled “Update on Hanjin Shipping Bankruptcy”

Update on Hanjin Shipping Bankruptcy On August 31, 2016, Hanjin Shipping Co., Ltd. (“Hanjin”) filed in South Korea for protection from its creditors, and a receiver was appointed on September 1st. On September 2, 2016 Hanjin also filed for protection in the U.S. under Chapter 15 of the U.S. Bankruptcy Code. The situation is evolving rapidly and causing substantial trade disruptions. At this time it is not clear if Hanjin will be able to restructure and resume operations under court protection or will be forced to liquidate in bankruptcy. As of September 2, 2016, the containers leased to Hanjin with ownership interests attributable to Textainer represent approximately 4.8% of Textainer’s total owned and managed fleet in twenty-foot equivalent units (TEU). Textainer may incur significant costs from the Hanjin bankruptcy whether or not Hanjin continues operations or is liquidated, including: A portion or all of the receivables due from Hanjin may not be collectible. Significant costs may be incurred in recovering, repairing, repositioning and re-leasing those containers leased to Hanjin and the rates achieved for re-leased containers may be substantially below the lease rates paid by Hanjin. Textainer maintains insurance that covers certain losses and costs incurred due to customer default. However, this insurance has material deductibles, exclusions and limitations, and therefore may not fully protect Textainer from losses arising from the Hanjin default. At this time Textainer is unable to quantify the financial impact related to Hanjin’s recent filings.  Exhibit 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2016

Textainer Group Holdings Limited

By:	/s/ Daniel Cohen
Daniel Cohen Vice President and General Counsel

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